SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Callidus Software, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

13123E500
(CUSIP Number)

December 31, 2010
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G/A is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________
**The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13123E500	13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Emancipation Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON** PN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 13123E500	13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Emancipation Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON** OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 13123E500	13G	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Emancipation Capital Master, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON** CO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 13123E500	13G	Page 5 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Emancipation Capital SPV I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON** CO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 13123E500	13G	Page 6 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Charles Frumberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON** IN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 13123E500	13G	Page 7 of 8 Pages

This Amendment No. 2 (this "Amendment") amends the statement on Schedule 13G filed on December 21, 2009 as amended by Amendment No. 1 to the Schedule 13G filed on February  12, 2010(the "Original Schedule 13G" as amended by this Amendment the "Schedule 13G"), with respect to shares of common stock, par value $0.001 per share (the "Common Stock"), of Callidus Software, Inc. (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Original Schedule 13G. This Amendment amends and restates Items 4 and 5 in their entirety as set forth below.

Item 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of the filing date, each Reporting Person may be deemed the beneficial owner of 0 Shares.

Emancipation Capital, LLC, acts as the general partner of Emancipation Capital and has voting and dispositive power over the securities held by Emancipation Capital. The managing member of Emancipation Capital LLC is Mr. Frumberg. Emancipation Management LLC acts as the investment manager of Emancipation Master Ltd. and Emancipation Capital SPV I, LLC.  The managing member of Emancipation Management is Mr. Frumberg. Each of the Reporting Persons expressly disclaim beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Persons' management and control.

(b)	Percent of class:

Approximately 0% as of the filing date, based on the Company's Form 10-Q filed November 4, 2010 for the period ended September 30, 2010, there were 32,249,878 Shares issued and outstanding as of November 1, 2010.

(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or direct the vote: 0
	(ii)	Shared power to vote or direct the vote: 0 Shares
	(iii)	Sole power to dispose or direct the disposition: 0
	(iv)	Shared power to dispose or direct the disposition of: 0 Shares

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

CUSIP No. 13123E500	13G	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

DATED:  January 21, 2011

EMANCIPATION CAPITAL, LP
By:	Emancipation Capital, LLC, its
general partner

	By:	/s/ Charles Frumberg
		Name:	Charles Frumberg
		Title:	Managing Member

EMANCIPATION CAPITAL MASTER LTD.

By:	/s/ Charles Frumberg
	Name:	Charles Frumberg
	Title:	Director

EMANCIPATION CAPITAL, LLC

By:	/s/ Charles Frumberg
	Name:	Charles Frumberg
	Title:	Managing Member

EMANCIPATION CAPITAL SPV I, LLC

By:	/s/ Charles Frumberg
	Name:	Charles Frumberg
	Title:	Managing Member

CHARLES FRUMBERG
/s/	Charles Frumberg